FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

Santiago August 3, 2016

Ger. Gen. N° 129/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:      SIGNIFICAN EVENT

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A., I hereby inform that today the Board of Directors of the Company summoned an Extraordinary Shareholders meeting to be held at noon on October 4, 2016, at the Estadio Enersis located at Avenida Carlos Medina N°858, Independencia , Santiago, in order to inform shareholders and pronounce on the following matters:

1.       An amendment to the first article of the Company by-laws, changing the name of the Company to “ENEL GENERACIÓN CHILE S.A.” resulting in the first article reading as follows:

Article 1o A publicly traded company named “ENEL GENERACIÓN CHILE S.A.” to be governed by the rules set forth in these by-laws, and if not explicitly mentioned within these by-laws, by Law No 18,046 and its regulations and rules applicable to this type of organization.

2.       An amendment to section three of article fourteen of the Company’s by-laws, changing the procedure followed to give notice for extraordinary meetings, resulting in the fourteenth article reading as follows:

“The notice of extraordinary Board of Directors’ meetings will be given through the media determined unanimously by members of the Board of Directors, assuming that it offers reasonable assurance of accuracy, or if the media is not established by the Board of Directors, through a certified letter sent to each Board member, at least five days before the meeting is to be held. This time period could be reduced to 24 hours before the meeting is to be held if the letter is delivered to each Board member, in person, by a notary public.

3.       The adoption of all agreements necessary to complete the by-law amendments referred to above.

Sincerely yours,

Empresa Nacional de Electricidad S.A.

Valter Moro

Chief Executive Officer

c.c.:        Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

              Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: August 4, 2016